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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                 COCENSYS, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                                 COCENSYS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                   191263201
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                            F. RICHARD NICHOL, PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 COCENSYS, INC.
                              213 TECHNOLOGY DRIVE
                                IRVINE, CA 92618
                                 (949) 753-6100
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF
                        OF THE PERSON FILING STATEMENT)

                            ------------------------

                                   COPIES TO:
                            ALAN C. MENDELSON, ESQ.
                         SUZANNE SAWOCHKA HOOPER, ESQ.
                               COOLEY GODWARD LLP
                             FIVE PALO ALTO SQUARE
                               300 EL CAMINO REAL
                            PALO ALTO, CA 94306-2155
                                 (650) 843-5000

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is CoCensys, Inc., a Delaware corporation (the "Company"), and the principal executive offices of the Company are located at 213 Technology Drive, Irvine, CA 92618. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.001 per share, including the associated rights to purchase Series A Junior Participating Preferred Stock issued under the Rights Agreement, dated as of May 15, 1995, by and between the Company and American Stock Transfer & Trust Company, as Rights Agent (collectively, the "Shares"), of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Statement relates to a tender offer by Purdue Acquisition Corporation, a Delaware corporation ("Offeror") and an indirect wholly owned subsidiary of Purdue Pharma L.P., a Delaware limited partnership ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated August 12, 1999 (the "Schedule 14D-1"), to purchase all of the outstanding Shares at a purchase price of $1.16 per Share (the "Offer Price"), net to the seller in cash (subject to any applicable withholding of taxes), without any interest, upon the terms and subject to the conditions set forth in Offeror's Offer to Purchase, dated August 12, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer") included in the Schedule 14D-1.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 5, 1999 (the "Merger Agreement"), among Parent, the Offeror and the Company pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Offeror will be merged with and into the Company (the "Merger"), with the Company surviving the Merger (as such, the "Surviving Corporation") as an indirect wholly owned subsidiary of Parent. On the effective date of the Merger, each outstanding Share (other than Shares owned by the Company as treasury stock, Parent, the Offeror or any other subsidiary or affiliate of Parent or by stockholders, if any, who are entitled to and who properly demand and perfect appraisal rights under Delaware law) will be converted into the right to receive from the Surviving Corporation the Offer Price in cash, without interest (the "Merger Consideration").

     The Offeror has also entered into a Purchase Agreement, dated as of August 5, 1999 (the "Series E Purchase Agreement"), with the holder of the Series E Convertible Preferred Stock of the Company (the "Series E Preferred Stock"). Under the Series E Purchase Agreement, the holder of the Series E Preferred Stock has agreed to sell, and the Offeror has agreed to purchase, immediately upon consummation of the Offer, all of the Series E Preferred Stock beneficially owned by it, representing approximately 31% of the Company's fully diluted shares on an as-converted basis at the currently scheduled Expiration Date (as defined herein), for an aggregate purchase price of $2,200,000. The obligation of the holder of the Series E Preferred Stock to sell, and the obligation of the Offeror to purchase, the Series E Preferred Stock under the Series E Purchase Agreement, are subject to the Offeror having accepted Shares for payment under the Offer in accordance with the Merger Agreement. The Series E Preferred Stock will be convertible at the option of the holder into approximately 2,634,493 Shares at the currently scheduled Expiration Date.

     The Merger is subject to a number of conditions, including approval by stockholders of the Company, if such approval is required by applicable law. If the Offeror acquires 90% or more of the outstanding shares of each class of voting stock of the Company pursuant to the Offer, the Series E Purchase Agreement or otherwise, the Offeror would be able to effect the Merger pursuant to the short-form merger provisions of the Delaware General Corporation Law (the "DGCL"), without prior notice to, or any action by, any other stockholder of the Company. In such event, the Offeror could, and intends to, effect the Merger without prior written notice to, or any action by, any other stockholder of the Company. The Merger Agreement is more fully described in Item 3.

     The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, a majority of the Shares by the Offeror pursuant to the Offer, the Offeror shall be entitled and obligated to designate, subject to compliance with Section 14(f) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), a majority of the directors on the Company's Board of Directors, and the Company shall, at such time, take all such action needed to cause the Offeror's designees to be so elected by its existing
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Board of Directors. Subject to applicable law, the Company has agreed to take all action requested by Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

     All information contained in this Statement or incorporated herein by reference concerning the Offeror, Parent or their affiliates, or actions or events with respect to any of them, was provided to the Company by the Offeror or Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

     According to the Schedule 14D-1, the Offeror, a Delaware corporation, is an indirect wholly owned subsidiary of Parent. The Offeror is wholly owned by Purdue Neuroscience Inc., a Delaware corporation ("PNI"), that in turn is wholly owned by Purdue Neuroscience L.P., a Delaware limited partnership ("PNLP"). Parent owns 100% of the limited partnership interest in PNLP. Purdue Neuroscience Corporation, a New York corporation ("PNC"), is the general partner of PNLP. The Offeror, PNC, PNI and PNLP were formed in connection with the Offer and transactions contemplated thereby. To date, the Offeror has not conducted any business other than that incident to its formation, the execution and delivery of the Merger Agreement and Series E Purchase Agreement and the commencement of the Offer. It is not anticipated that, prior to the consummation of the Offer and the Merger, the Offeror will have any significant assets or liabilities or will engage in any activities other than those incident to the Offer and the Merger. The principal executive office of the Offeror is located c/o Purdue Pharma L.P., 100 Connecticut Avenue, Norwalk, Connecticut 06850.

     PNI, a Delaware corporation, is a holding company and has not conducted any business other than that incident to its formation. PNI is currently wholly owned by PNLP, a Delaware limited partnership and a holding company that has not conducted any business other than that incident to its formation. The principal executive offices of PNI and PNLP are located c/o Purdue Pharma L.P., 100 Connecticut Avenue, Norwalk, Connecticut 06850.

     PNC, a New York corporation, is the general partner of PNLP, and has not conducted any business other than that incident to its formation. The principal executive office of PNC is located c/o Purdue Pharma L.P., 100 Connecticut Avenue, Norwalk, Connecticut 06850.

     Parent, a Delaware limited partnership, is a pharmaceutical company headquartered in Connecticut. The principal executive office of Parent is located at 100 Connecticut Avenue, Norwalk, Connecticut 06850.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as set forth below, to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or the Offeror or any of their respective executive officers, directors or affiliates.

     (i) ARRANGEMENTS WITH THE COMPANY OF ITS EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES. For a description of the Company's executive officer and director compensation, see the information set forth under the headings "Executive Compensation" and "Certain Transactions" in the Company's Definitive Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the SEC on May 7, 1999, which information is incorporated by reference herein.

     (ii) ARRANGEMENTS WITH PARENT, THE OFFEROR OR ANY OF THEIR EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES.

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CONFIDENTIALITY AGREEMENT.

     Parent and the Company entered into a mutual confidentiality agreement (the "Confidentiality Agreement") in October 1998 in connection with discussions regarding a potential research collaboration partnership. On June 18, 1999, the Confidentiality Agreement was amended in order to expand the scope of the agreement to include, among other things, the confidential treatment of the discussions regarding the Offer and the Merger and the exchange of certain confidential information concerning the Company and Parent.

THE MERGER AGREEMENT.

     On August 5, 1999, the Company, Parent and the Offeror entered into the Merger Agreement which, subject to certain conditions, contemplates an acquisition of the Company by Parent (through the Offeror, an indirect wholly owned subsidiary of Parent) at a cash price of $1.16 per Share. The following is a summary of certain provisions of the Merger Agreement, and such summary is qualified in its entirety by reference to the full text of the Merger Agreement a copy of which is filed as Exhibit 1 to this Statement, and which is incorporated herein by reference. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.

     THE OFFER. Upon the terms and subject to the conditions of the Offer (including if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Offeror will accept for payment and pay promptly after the Expiration Date for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 3 of the Offer to Purchase. The term "Expiration Date" means 12:00 midnight, New York City time, on Thursday, September 9, 1999, unless and until the Offeror shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Offeror, will expire.

     The offer is conditioned upon satisfaction of the Minimum Condition and the satisfaction of the other conditions set forth below.

     In the Merger Agreement, the Offeror has agreed that without the consent of the Company it may extend the Offer (a) if at the scheduled or extended Expiration Date any of the conditions to the Offeror's obligation to accept Shares for payment are not satisfied or waived, until such time as such conditions are satisfied or waived, (b) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC" or "Commission") or the staff thereof applicable to the Offer, (c) for a period not to exceed an aggregate of ten business days, notwithstanding that all conditions to the Offer are satisfied as of the Expiration Date, if, immediately prior to such Expiration Date, the Shares tendered and not withdrawn pursuant to the Offer, when added to the number of Shares to be received by the Offeror upon conversion of all of the Series E Preferred Stock purchased by the Offeror under the Series E Purchase Agreement, equal less than 90% of the Fully Diluted Shares and (d) until 10 business days following the expiration of the 10 business day period referred to in clause (iv) of condition (c) of "Conditions to the Offer," below and, if such clause (iv) of condition (c) shall not have been satisfied, for so long as the Offeror shall determine until, in its sole discretion, all conditions of the Offer are satisfied or waived. Without limiting the right of the Offeror to extend the Offer pursuant to the immediately preceding sentence, in the event that (i) the Minimum Condition has not been satisfied or (ii) any condition set forth in paragraph (a) of "Conditions to the Offer" is not satisfied at the scheduled Expiration Date, the Offeror shall extend the Expiration Date in increments of five business days each until the earliest to occur of (x) the satisfaction or waiver of the Minimum Condition or such other condition, or the Offeror reasonably determines that any Offer Condition is not capable of being satisfied on or prior to October 15, 1999, (y) the termination of the Merger Agreement in accordance with its terms and (z) October 15, 1999; provided, however, that if any person or group (within the meaning of Section 13(d)(3) of the Exchange Act) has publicly made an Acquisition Proposal (as defined herein) or disclosed in writing its intention to make an Acquisition Proposal, the Offeror shall not be required to extend the Offer for more than five business days from the date of such publication or written disclosure of such Acquisition Proposal unless the Company's Board of Directors has

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reaffirmed its recommendation that the stockholders of the Company accept the
Offer. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

     In addition, the Offeror has agreed in the Merger Agreement that it will not, without the written consent of the Company, (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) add to or modify (other than by waiver) the conditions set forth in "Conditions to the Offer," (d) except as set forth in the immediately preceding paragraph, extend the Offer,
(e) change the form of the consideration payable in the Offer, (f) waive the Minimum Condition, or (g) amend or alter any other term of the Offer in any manner materially adverse to the holders of the Shares.

     Subject to the terms of the Merger Agreement and the applicable rules and regulations of the Commission, the Offeror reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events or facts set forth herein shall have occurred, to, (a) extend the period of time during which the Offer is open, and thereby delay acceptance for payment of and the payment for any Shares, by giving oral or written notice of such extension to the Depositary and (b) amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, WHETHER OR NOT THE OFFEROR EXERCISES ITS RIGHT TO EXTEND THE OFFER.

     If by 12:00 midnight, New York City time, on Thursday, September 9, 1999 (or any date or time then set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, the Offeror reserves the right (but shall not be obligated), subject to the terms and conditions contained in the Merger Agreement and to the applicable rules and regulations of the Commission to, (a) terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders, (b) waive any or all of the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (c) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (d) amend the Offer.

     There can be no assurance that the Offeror will exercise its right to extend the Offer beyond any required extensions. Any extension, waiver, amendment or termination will be followed as promptly as practicable by a public announcement. In the case of an extension, Rule 14e-l(d) under the Exchange Act requires that the announcement be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Offeror extends the Offer or if the Offeror is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Offeror's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Offeror, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 3 of the Offer to Purchase. However, the ability of the Offeror to delay the payment for Shares that the Offeror has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

     If the Offeror makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer (including, with the Company's consent, a waiver of the Minimum Condition), the Offeror will disseminate additional tender offer materials and extend the Offer to the extent
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required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders.

     Consummation of the Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth below. Subject to the terms and conditions contained in the Merger Agreement, the Offeror reserves the right (but shall not be obligated) to waive any or all such conditions. However, if the Offeror waives or amends the Minimum Condition (which action may not be taken without the Company's consent) during the last five business days during which the Offer is open, the Offeror will be required to extend the Expiration Date so that the Offer will remain open for at least five business days after the announcement of such waiver or amendment is first published, sent or given to holders of Shares and may also be required to extend the Offer if other conditions are waived, depending on the materiality of the waiver.

     The Merger Agreement provides that prior to the effectiveness of the Merger, all outstanding Company Stock Options whether or not then fully exercisable, shall be accelerated and converted into the right to receive after the Effective Time (as defined in the Merger Agreement) from the Company, for each Share subject to any Company Stock Option, an amount in cash equal to the excess, if any, of the Offer Price over the per share exercise price of such Company Stock Option, without interest (less any applicable withholding taxes). All Company Stock Options not exercised at the Effective Time shall terminate and be canceled and shall cease to exist. See "Company Stock Options; Warrants" below.

     Notwithstanding the foregoing, the Board of Directors of the Company, with the written consent of Parent, has adopted resolutions providing for the acceleration of all Company Stock Options contingently upon and subject to consummation of the Offer.

     CONDITIONS TO THE OFFER. Notwithstanding any other term of the Offer or the Merger Agreement, and in addition to (and not in limitation of) the Offeror's right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Offeror shall not be required to accept for payment or, subject to applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Offeror's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any Shares tendered pursuant to the Offer unless there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that, when added to the number of Shares to be received by the Offeror upon the conversion of all of the Series E Preferred purchased by the Offeror under the Series E Purchase Agreement would satisfy the Minimum Condition as of the Expiration Date. Notwithstanding any other term of the Offer or the Merger Agreement, the Offeror shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists or shall occur and remain in effect:

          (a) there shall be threatened, instituted or pending by any Governmental Entity or instituted or pending by any person any suit, action, investigation or proceeding (i) challenging the acquisition by Parent or the Offeror of any Shares under the Offer or seeking to restrain, prohibit or delay the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or seeking to obtain from the Company, Parent or the Offeror any damages that are material in relation to the Company, (ii) seeking to prohibit or impose any limitations on Parent's or the Offeror's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or to compel Parent, the Offeror, the Company or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent, the Offeror and their respective subsidiaries (provided that any prohibition, limitation, restriction or other action or

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     requirement with respect to any of the Intellectual Property Rights of the
     Company, or rights or obligations related to or arising from the Intellectual Property Rights of the Company, shall be deemed a material portion for purposes hereof), (iii) seeking to make illegal, impose material limitations on the ability of the Offeror, or render the Offeror unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, (iv) seeking to impose material limitations on the ability of the Offeror or Parent (or any of their affiliates) to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or (v) which otherwise is reasonably likely to have a material adverse effect on the Parent, the Offeror or Company;

          (b) there shall be any statute, rule, regulation, judgment, decree, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any Governmental Entity or court that could reasonably be expected to, in the judgment of the Parent, result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

          (c) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or the Offeror its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Proposal, (ii) the Company shall have entered into any agreement with any other Person pursuant to any Acquisition Proposal, (iii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions, or (iv) the Board of Directors of the Company shall have failed to reject any Acquisition Proposal within 10 business days after receipt by the Company or public announcement thereof;

          (d) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case at the date of the Merger Agreement and at the scheduled or extended expiration of the Offer, other than any matters that individually or in the aggregate would not have a material adverse effect on the Company (provided, however, that the failure of any representations and warranties with respect to, arising from or related to the Intellectual Property Rights of the Company to be true and correct in any material respect shall be deemed to have a material adverse effect on the Company);

          (e) the Company shall have failed to perform in any respect any material obligation or to comply in any respect with any material agreement or material covenant of the Company to be performed or complied with by it under the Merger Agreement, which failure to perform or comply is not substantially cured within 10 days after Parent provides the Company with notice of such failure;

          (f) there shall be any securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company, or securities convertible into or exercisable for shares of capital stock or other voting securities of the Company, which gives any person any right to acquire equity securities of the Surviving Corporation at or following the Effective Time;

          (g) the Merger Agreement shall have been terminated in accordance with its terms; or

          (h) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any general limitation (whether or not mandatory) by any governmental authority on the extension of credit by banks or other lending institutions, (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof, (v) a change in general financial, bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans.

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     The Merger Agreement provides that the foregoing conditions are for the sole benefit of Parent and the Offeror, may be asserted by Parent or the Offeror regardless of the circumstances giving rise to such condition (including any action or inaction by Parent or the Offeror not in violation of the Merger Agreement) and may be waived by Parent or the Offeror in whole or in part at any time and from time to time in the sole discretion of Parent or the Offeror, subject in each case to the terms of the Merger Agreement. The failure by Parent or the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Terms used herein but not defined herein shall have the meanings assigned to such terms in the Merger Agreement.

     THE MERGER. The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under "Conditions to the Obligations of the Parties to Effect the Merger," the Offeror will be merged with and into the Company, with the Company surviving the Merger and each then outstanding Share (other than Shares owned by the Company, Parent, the Offeror, any other subsidiary of Parent or by stockholders, if any, who are entitled to and who properly demand and perfect appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest. Pursuant to the Merger Agreement, each share of common stock of the Offeror issued and outstanding immediately prior to the Effective Time shall be converted into and become 1,000 fully paid and non-assessable shares of common stock, par value $.001 per share, of the Surviving Corporation.

     The Offer is conditioned upon, among other things, the Minimum Condition, and the Offeror has agreed in the Merger Agreement that it will not, without the written consent of the Company, waive the Minimum Condition.

     VOTE REQUIRED TO APPROVE MERGER. The DGCL provides that if a parent company owns at least 90% of each class of voting stock of a subsidiary, such parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or the conversion of the Series E Preferred Stock or otherwise, the Offeror owns at least 90% of the outstanding Shares, the Offeror could, and intends to, effect the Merger without prior notice to, or any action by, any other stockholder of the Company.

     If a parent company owns less than 90% of each class of voting stock of a subsidiary, the DGCL requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved by the Board of Directors and generally by the holders of the Company's outstanding voting securities. The Board of Directors of the Company has unanimously approved the Offer and the Merger; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval by the Company's stockholders if the "short-form" merger procedure described above is not available. Under the DGCL, the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by the Offeror) is generally required to approve the Merger. If the Offeror acquires, through the Offer, the conversion of the Series E Preferred Stock or otherwise, voting power with respect to a majority of the outstanding Shares, it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company.

     CONDITIONS TO THE OBLIGATIONS OF THE PARTIES TO EFFECT THE MERGER. The Merger Agreement provides that the obligation of the parties to effect the Merger is subject to the satisfaction of certain conditions, including the following: (a) if required by applicable law, the Merger Agreement and the transactions contemplated thereby shall have been approved by the affirmative vote of the holders of a majority of the Shares; (b) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other federal, state or local government or any court, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, domestic, foreign or supranational (a "Governmental Entity") or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that each of the Company, the Offeror and Parent shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered; and (c) the Offeror shall have previously accepted for payment and paid for Shares pursuant to the Offer.

     TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the terms of the Merger Agreement by the stockholders of the
Company:

          (1) by mutual written consent of Parent and the Company, by action of the Board of Directors of the General Partner on behalf of the Parent and by the Board of Directors of the Company;

          (2) by either Parent or the Company if neither the Offer nor the Merger shall have been consummated on or before December 31, 1999, unless such date is otherwise extended by Parent in its sole discretion; provided, however, that neither Parent nor the Company may terminate the Merger Agreement under the foregoing clause if such party shall have materially breached the Merger Agreement;

          (3) by either Parent or the Company if any court of competent jurisdiction in the United States or other United States Governmental Entity has issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate the Merger Agreement shall have used its best efforts to remove or lift such order, decree, ruling or other action;

          (4) by the Company if, prior to the Effective Time, any person has made a bona fide proposal relating to an Acquisition Proposal (as defined below), or has commenced a tender or exchange offer for the Shares, and the Board of Directors of the Company determines in good faith (i) after consultation with its financial advisors, that such transaction constitutes a Superior Proposal (as defined below) and (ii) after receiving advice from outside legal counsel to the Company, that the failure to engage in such negotiations or discussions or provide such information would be reasonably determined to constitute a breach of the fiduciary duties of the Board of Directors of the Company under applicable law;

          (5) by Parent if, (A) Parent shall not have materially breached the Merger Agreement and (B) the Board of Directors of the Company shall have
     (i) failed to recommend to the stockholders of the Company that they accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement (the "Stockholder Acceptance"), (ii) withdrawn or modified its approval or recommendation of the Merger Agreement, the Offer or the Merger, (iii) shall have approved or recommended an Acquisition Proposal, (iv) shall have resolved to effect any of the foregoing or (v) shall have otherwise taken steps to impede the Stockholder Acceptance;

          (6) by the Company, if the Offeror or Parent shall have (i) failed to commence the Offer within five business days after the public announcement by Parent and the Company of the Merger Agreement, (ii) failed to pay for Shares pursuant to the Offer in accordance with the Merger Agreement or
     (iii) breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform in respect of clause
     (iii) is incapable of being cured or has not been cured within 20 days after the giving of written notice to Parent or the Offeror, as applicable;

          (7) by Parent or the Offeror prior to the Offeror's obligation to accept Shares for payment pursuant to the Offer in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of a condition set forth in paragraph (c), (d) or (e) of "Conditions to the Offer" and (ii) cannot be or has not been cured within 20 days after the giving of written notice to the Company;

          (8) by either Parent or the Company, if the Stockholder Acceptance shall not have been obtained at a Stockholders Meeting; if required by applicable law; or

          (9) by either Parent or the Company if, as the result of the failure of any of the conditions set forth in "Conditions to the Offer," the Offeror shall have terminated the Offer in accordance with its terms without the Offeror having purchased any Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement pursuant to this clause shall not be available to any party whose failure to fulfill any of its obligations under, or breach of any provisions of, the Merger Agreement or results in the failure of any such condition.

     FEES AND EXPENSES.  The Merger Agreement provides that, in the event that
(i) the Merger Agreement is terminated pursuant to clause 4 or 5 under "Termination of the Merger Agreement" above, or (ii) any person (other than Parent or any of its affiliates) shall have made or proposed, communicated or disclosed in a manner which is or otherwise becomes public an Acquisition Proposal prior to the Effective Time and, thereafter, the Merger Agreement is terminated in connection with such Acquisition Proposal, then the Company shall pay to Parent $237,500 as liquidated damages and not as a penalty. The parties agree that such amount is a reasonable estimate of the costs and expenses that would be incurred and the value of services consumed by and on behalf of Parent and the Offeror if the transactions contemplated hereunder were not to go forward as a result of such a termination. Except as otherwise specifically provided for in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses.

     The Merger Agreement provides that the prevailing party in any legal action undertaken to enforce the Merger Agreement or any provision thereof shall be entitled to recover from the other party the costs and expenses (including attorneys' and expert witness fees and expenses) incurred in connection with such action.

     ACQUISITION PROPOSALS. The Merger Agreement provides that, from the date thereof until such time as Parent's designees shall constitute a majority of the members of the Board of Directors of the Company or the termination of the Merger Agreement, neither the Company nor any of its officers, directors, or employees shall, and the Company will instruct its agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by the Company) not to, initiate, solicit or knowingly encourage, directly or indirectly, any inquiries or the making or implementation of any Acquisition Proposal (including, without limitation, any Acquisition Proposal to its stockholders) or, other than in the event that the Board of Directors of the Company determines in good faith, after receiving advice from outside counsel, that failure to do so would be reasonably determined to constitute a breach of its fiduciary duties to the Company's stockholders under applicable law, and in response to an unsolicited request therefor by a person who a majority of the Board of Directors of the Company believes intends to submit a Superior Proposal, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or release any third party from any obligations under any existing standstill agreement or arrangement, or otherwise knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal; and that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and it will take the necessary steps to inform the individuals or entities referred to above of the obligations undertaken in this section; provided, however, that nothing contained in this section shall prohibit the Company or its Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender offer by a third party pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to the Company's stockholders which, in the judgment of the Board of Directors of the Company after receiving advice of outside counsel, may be required under applicable law. The Merger Agreement provides that the Company shall promptly advise Parent in writing of the receipt, directly or indirectly, of any inquiries, discussions, negotiations, or proposals relating to an Acquisition Proposal (including the specific terms thereof and, subject to any confidentiality obligations of the Company existing as of August 5, 1999, the identity of the other party or parties involved) and furnish to Parent within 24 hours of such receipt an accurate description of all material terms (including any changes or adjustment to such terms as a result of negotiations or otherwise) of any such written proposal in addition to any non-public information provided to any third party relating thereto. In addition, the Company shall promptly advise Parent, in writing, if the Board of Directors of the Company shall make any determination as to any Acquisition Proposal. The Merger Agreement defines "Acquisition Proposal" as any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of any class of equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company, any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the transactions contemplated by the Merger Agreement, or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer and/or the Merger or which would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated thereby. For purposes of the Merger Agreement, "Superior Proposal" means any Acquisition Proposal which a majority of the disinterested directors of the Company determines in its good faith judgment (based on the advice of the Company's independent financial advisor) to be more favorable to the stockholders of the Company than the Offer or the Merger, and for which financing, to the extent required, is then committed.

     CONDUCT OF THE BUSINESS BY THE COMPANY. The Merger Agreement provides that, except as contemplated by the Merger Agreement or as expressly agreed to in writing by Parent (such consent not to be unreasonably withheld), during the period from the date of the Merger Agreement until such time as Parent's designees shall constitute a majority of the members of the Board of Directors of the Company, the Company will conduct its operations according to its ordinary and usual course of business and consistent with past practice and use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having material business dealings with it and to preserve goodwill. Without limiting the generality of the foregoing, and except as (x) otherwise expressly provided in the Merger Agreement, (y) required by law, or (z) set forth on Schedule 6.01 to the Merger Agreement, the Company will not without the consent of Parent (such consent not to be unreasonably withheld):

          (i) (a) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, other than dividends declared prior to the date of the Merger Agreement, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (ii) other than in connection with the exercise of options and warrants outstanding prior to the date hereof in accordance with their current terms, issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or equity equivalent;

          (iii) amend its Certificate of Incorporation or By-Laws;

          (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets;

          (v) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets;

          (vi) amend or otherwise modify, or terminate, any Contract;

          (vii) incur any additional indebtedness (including for this purpose any indebtedness evidenced by notes, debentures, bonds, leases or other similar instruments, or secured by any lien on any property, conditional sale obligations, obligations under any title retention agreement and obligations under letters of credit or similar credit transaction) in a single transaction or a group of related transactions, enter into a guaranty, or engage in any other financing arrangements having a value in excess of $10,000, or make any loans, advances or capital contributions to, or investments in, any other person;

          (viii) alter through merger, liquidation, reorganization, restructuring or in any other fashion its corporate structure or ownership;

          (ix) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it;

          (x) revalue any of its assets, including, without limitation, writing down the value of its inventory or writing off notes or accounts receivable other than in the ordinary course of business;

          (xi) make any tax election, change any annual tax accounting period, amend any tax return, settle or compromise any income tax liability, enter into any closing agreement, settle any tax claim or assessment, surrender any right to claim a tax refund or fail to make the payments or consent to any extension or waiver of the limitations period applicable to any tax claim or assessment;

          (xii) except in the ordinary course of business, settle or compromise any pending or threatened suit, action or claim with a cost of $10,000 or more;

          (xiii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) of the Company or incurred in the ordinary course of business consistent with past practice;

          (xiv) increase in any manner the compensation or fringe benefits of any of its directors, officers and other key employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees, or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, other than increases in the compensation of employees who are not officers or directors of the Company made in the ordinary course of business consistent with past practice, or, except to the extent required by law, voluntarily accelerate the vesting of any compensation or benefit;

          (xv) waive, amend or allow to lapse any term or condition of any confidentiality, "standstill," consulting, advisory or employment agreement to which the Company is a party (except for any agreement which terminates in accordance with its express terms);

          (xvi) approve any annual operating budgets for the Company;

          (xvii) change the Company's dividend policy;

          (xviii) enter into any transaction with affiliates;

          (xix) enter into any business other than the business currently engaged in by the Company;

          (xx) pursuant to or within the meaning of any bankruptcy law, (a) commence a voluntary case, (b) consent to the entry of an order for relief against it in an involuntary case, (c) consent to the appointment of a custodian of it or for all or substantially all of its property or (d) make a general assignment for the benefit of its creditors;

          (xxi) purchase or lease or enter into a binding agreement to purchase or lease any real property;

          (xxii) enter into or amend, modify or terminate any employment agreement with any officer or employee;

          (xxiii) enter into any joint venture, lease, license, management agreement, research agreement, development agreement, option or other obligation relating to new development, or any other agreement of the Company, including without limitation any agreement or arrangement relating to Intellectual Property Rights (as defined in the Merger Agreement); or

          (xxiv) take, or agree in writing or otherwise to take, any of the foregoing actions.

     BOARD OF DIRECTORS. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, a majority of the Shares by the Offeror pursuant to the Offer, the Offeror shall be entitled and obligated to designate, subject to compliance with Section 14(f) of the Exchange Act, a majority of the directors on the Company's Board of Directors, and the Company shall, at such time, cause the Offeror's designees to be so elected by its existing Board of Directors. Subject to applicable law, the Company has agreed to take all action requested by Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

     COMPANY STOCK OPTIONS; WARRANTS. The Merger Agreement provides that prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all action necessary to provide that the outstanding Company Stock Options and Warrants, whether or not then fully vested or exercisable, shall, at the Effective Time, be canceled and retired and shall cease to exist, and the holders thereof entitled to receive the consideration from the Surviving Corporation, if any, determined in accordance with the Merger Agreement, including obtaining all necessary consents of the holders of Company Stock Options and Warrants to the foregoing cancellation and treatment of such Company Stock Options and Warrants. In addition, the Company shall take all necessary action to provide that the employee stock purchase plans and the stock options plans of the Company shall be terminated as of the Effective Time.

     Notwithstanding the foregoing, the Board of Directors of the Company, with the written consent of Parent, has adopted resolutions providing for the acceleration of all Company Stock Options contingently upon and subject to the consummation of the Offer.

     RIGHTS AGREEMENT. The Company has distributed one Right for each outstanding share of Common Stock pursuant to the Rights Agreement, dated as of May 15, 1995, by and between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agreement"). Pursuant to the Merger Agreement, the Company has executed and delivered an Amendment to the Rights Agreement, dated as of August 5, 1999 (the "Rights Agreement Amendment"), by and between the Company and the Rights Agent which provides that, among other things, (a) neither the Merger Agreement, nor any of the transactions contemplated thereby, including the Offer and the Merger, will result in the occurrence of a "Distribution Date" (as defined in the Rights Agreement) or otherwise cause the Rights to become exercisable by the holders thereof and (b) the Rights will automatically on and as of the Effective Time be void and of no further force or effect.

     INDEMNIFICATION AND INSURANCE. In the Merger Agreement, Parent and the Offeror have agreed that all rights to indemnification for acts or omissions occurring prior to the Effective Time that are in existence as of the date of the Merger Agreement in favor of the current or former directors or officers (the "Indemnified Parties") of the Company as provided in its certificate of incorporation or by-laws or existing indemnification contracts (all of which have been disclosed on Schedule 4.10 to the Merger Agreement) shall survive the Merger and shall continue in full force and effect in accordance with their terms.

     Pursuant to the Merger Agreement, Parent will, for a period of six years from the Effective Time, unless Parent agrees in writing to guarantee the indemnification obligations set forth above, maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy except that, to the extent that such coverage is not obtainable at less than or equal to 150% of the current per annum cost, Parent will be obligated to purchase only so much coverage as may then be obtained for such amount.

     The Merger Agreement provides that the indemnification obligations set forth in the Merger Agreement shall be binding on all successors and assigns of Parent and the Surviving Corporation.

     REASONABLE EFFORTS. The Merger Agreement provides that upon the terms and subject to the conditions thereof, each of the parties to the Merger Agreement will use its reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on itself with respect to the Offer and the Merger and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them in connection with the Offer and the Merger. Each of the Company, Parent and Offeror will use its reasonable efforts to take all reasonable actions necessary to obtain any consent authorization, order or approval required to be obtained or made in connection with the Offer and the Merger.

     PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER. The Merger Agreement provides that in the event the Offeror's designees are appointed or elected to the Board of Directors of the Company as described above under "Board of Directors," after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of the directors of the Company not designated by Parent or the Offeror is required for the Company to amend or terminate the Merger Agreement, exercise or waive any of its rights or remedies under the Merger Agreement, or extend the time for performance of the Offeror's and Parent's respective obligations under the Merger Agreement.

     REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Offeror with respect to, among other things, its organization, subsidiaries, certificate of incorporation and by-laws, capitalization, authority relative to the Merger Agreement, material contracts, required filings and consents, compliance with law and permits, filings with the Commission, financial statements, absence of certain changes or events, undisclosed liabilities, litigation, employee benefit plans and employment agreements, labor matters, restrictions on business activities, title to property, taxes, environmental matters, brokers, intellectual property, the opinion of the Company's financial advisor, insurance and Year 2000 compliance. Parent and the Offeror have also made customary representations and warranties to the Company with respect to, among other things, their respective organization, authority relative to the Merger Agreement, required filings and consents, compliance with law and permits and information supplied.

SERIES E PURCHASE AGREEMENT.

     The Offeror has entered into the Series E Purchase Agreement with the holder of the Series E Preferred Stock. Under the Series E Purchase Agreement, the holder of the Series E Preferred Stock has agreed to sell, and the Offeror has agreed to purchase, immediately upon consummation of the Offer, all of the Series E Preferred Stock beneficially owned by it, representing approximately 31% of the Fully Diluted Shares on an as-converted basis at the currently scheduled Expiration Date, for an aggregate purchase price of $2,200,000. The obligation of the holder of the Series E Preferred Stock to sell, and the obligation of the Offeror to purchase, the Series E Preferred Stock under the Series E Purchase Agreement, are subject to the Offeror having accepted Shares for payment under the Offer in accordance with the Merger Agreement. The Series E Preferred Stock will be convertible at the option of the holder, subject to certain conditions, into approximately 2,634,493 Shares at the currently scheduled Expiration Date. A copy of the Series E Purchase Agreement is filed as
Exhibit 2 to this Statement, and is incorporated herein by reference.

THE CONFIDENTIALITY AGREEMENT.

     Pursuant to the Confidentiality Agreement, the Company and Parent agreed to provide, among other things, for the confidential treatment of the discussions regarding the Offer and the Merger and the exchange of certain confidential information concerning the Company and Parent.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) and (b)  See below.

  Background.

     On May 19, 1998, a former executive of the Company approached an executive of Parent at a biotechnology partnering conference to discuss potential interest in a research and development collaboration and technology licensing arrangement for some of its programs in the areas of epilepsy, pain, neuroprotection and neurodegenerative disease treatments. Through ensuing correspondence and conversations, Parent expressed interest in the Company's programs in sodium ion channel modulation and AMPA/Kainate modulators for the treatment of pain, a core business area of Parent.

     On August 4, 1998, a conference call was held between executives of the Company and Parent. The Company stated that it planned to take its lead sodium channel blocker compound, Co 102862, through Phase II clinical evaluation to demonstrate efficacy in humans and to maximize the value of the product for its stockholders before licensing. The Company was primarily interested in establishing a research collaboration partnership for the AMPA program in a manner similar to their collaboration with Parke-Davis.

     Between August 28 and October 21, 1998, the Company and Parent negotiated a confidentiality agreement (the "Confidentiality Agreement") to support further discussions regarding these programs. On October 19, 1998, the Company informed Parent that it had changed its licensing strategy and would begin partnering discussions for its sodium channel blocker program. Executives of the Company visited Parent on November 17, 1998 for detailed scientific discussions with executives of Parent. After the discussions both parties decided to negotiate a licensing agreement for the sodium channel blocker program. The Confidentiality Agreement was amended on December 7, 1998 to expand the scope of confidential disclosures to include the Company's glycine site NMDA antagonist and nociceptin/orphanin FQ receptor modulation programs. The Company provided its proposed terms for a development and collaboration agreement for the sodium channel blocker program to Parent on December 11, 1998.

     On December 8, 1998, the Company entered into an engagement letter with Hambrecht & Quist LLC ("H&Q") to represent the Company as its exclusive financial advisor in connection with the potential sale of the Company.

     On December 17, 1999, executives of Parent visited the Company to discuss all of the Company's programs in pain management and to conduct a preliminary due diligence investigation with respect to the previously discussed development and research collaboration agreement.

     Following discussions with an executive of the Company and internal discussions and evaluations, on January 13, 1999 at the Hambrecht & Quist Healthcare Investor Conference in San Francisco, Parent developed and presented a non-binding offer letter with respect to the licensing programs under discussion to the executives of the Company, including the Chairman of the Company. Over the next two months, negotiations continued regarding license terms and conditions which resulted in a second non-binding offer letter, dated February 26, 1999, describing a proposed product license, development and research collaboration agreement and a development services agreement ("February 26, 1999 Offer Letter").

     On March 10, 1999, the Chairman and executives of the Company visited Parent and met with executives of Parent to discuss the proposed collaboration between the companies and to better understand the principles underlying the proposed relationship.

     On March 16, 1999, a group of seven scientists from Parent visited the Company to conduct further technical due diligence to support the February 26, 1999 Offer Letter.

     On April 16, 1999, Parent sent to the Company a revised non-binding offer letter describing a proposed product license, development and research collaboration agreement which was subject to Parent's testing and verification of efficacy of the lead compound, Co 102862 ("April 16, 1999 Offer Letter").

     On May 17, 1999, while executives from both parties were attending the Biotechnology Industry Organization's annual meeting in Seattle, they met to discuss ways to resolve the subject condition in the April 16, 1999 Offer Letter. During the course of conversation, an executive from the Company asked if Parent had authorized a person from BancBoston Robertson Stephens Inc. ("BancBoston Robertson Stephens") to initiate acquisition discussions with the Company. Parent's executive stated that BancBoston Robertson Stephens met with Parent in early April where they discussed a range of companies for potential transactions but Parent had not yet engaged or authorized any investment banker to contact the Company on its behalf. The Company's executive stated if Parent was interested in acquiring the Company, they could contact the Chairman of the Board directly since they already had established a relationship. When asked, the

Company executive indicated that Parent would be considered a friendly suitor given the strong congruence of mutual scientific and product interests between the parties.

     On June 7, executives of Parent telephoned the Chairman of the Company and confirmed with the Company that the Company would view Parent as a friendly suitor.

     On June 9, 1999, before the Company's Board of Directors meeting, executives of Parent telephoned the Company's Chairman to confirm Parent's interest in acquiring the Company and to present certain terms of the proposed acquisition. Later that day, the Company's Chairman confirmed by telephone that the Company's Board of Directors would entertain an offer from Parent and suggested a period of exclusivity for negotiating terms of the proposed transaction.

     On June 10, 1999, Parent confirmed to the Company its intention to proceed to negotiate without exclusivity while conducting an expedited due diligence process.

     On June 11, 1999, Parent signed an engagement letter dated May 13, 1999, with BancBoston Robertson Stephens, pursuant to which Parent engaged BancBoston Robertson Stephens to represent Parent as its investment banker in a transaction with the Company. During May and June 1999, BancBoston Robertson Stephens had held exploratory, informational and confirmatory discussions with H&Q.

     On June 18, 1999, executives of Parent visited the Company and its executives to discuss the transaction. On such date, the CA was amended in order to expand the scope of the agreement to include information and discussions related to the Company's finances, business, operations and technologies in order for Parent to determine its level of interest in pursuing a transaction with the Company.

     On June 23, 1999, a non-binding proposal letter was sent by Parent to the Company describing a preliminary offer to purchase the Company, including the Company's outstanding preferred stock and liabilities at a price, between the then current market value (an aggregate of approximately $7.2 million) and $9.5 million in cash, subject to certain conditions. After consulting with the Company's advisors and several members of the Company's Board of Directors, the Chairman of the Company agreed to receive Parent's due diligence team for an evaluation of the Company. On-site due diligence was conducted by Parent and its representatives at the Company from June 30 through July 8, 1999.

     On July 9, 1999, a revised non-binding proposal letter and draft agreement and plan of merger was sent by Parent to the Company for consideration. After discussions between the parties and their representatives, a further revised non-binding proposal letter was signed by the Company on July 15, 1999 (the "Revised Proposal Letter"). The Revised Proposal Letter was subject to certain conditions, including, among other things, Offeror reaching satisfactory agreement with the holder of the Series E Preferred Stock, and the Company reaching satisfactory agreements with certain warrant and option holders and with respect to the WL Note (the "Ancillary Agreements").

     Between July 15, 1999 and August 5, 1999, drafts of the Merger Agreement and the Ancillary Agreements were delivered to the Company and its representatives. Numerous discussions and negotiations took place between the parties and their representatives pursuant to which the parties agreed upon the terms of the proposed transaction and finalized the definitive agreements, including the Merger Agreement and the Ancillary Agreements.

     On August 4, 1999, the Board of Directors of Parent, the Board of Directors of the Offeror and the Board of Directors of the Company each approved the proposed transaction. On August 4, 1999, H&Q delivered its oral opinion to the Board of Directors of the Company that the consideration to be received by the holders of common stock of the Company in connection with the proposed Merger is fair, from a financial point of view, to such stockholders.

     On August 5, 1999, H&Q delivered its written opinion to the Board of Directors of the Company that the consideration to be received by the holders of common stock of the Company in connection with the proposed Merger is fair, from a financial point of view, to such stockholders. On August 5, 1999, a duly appointed committee of the Board of Directors of the Company ratified the Board of Directors of the Company's approval of the transaction, and Parent, the Offeror and the Company entered into the Merger Agreement.

     The transaction was publicly announced before U.S. financial markets opened on August 6, 1999. A copy of the press release announcing the execution of the Merger Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

  Recommendation.

     The Board of Directors of the Company has unanimously approved and found advisable the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company. The Board of Directors of the Company unanimously recommends that the Company's stockholders tender their shares pursuant to the Offer. The Company will file with the Commission and mail to its stockholders its formal recommendation concerning the Offer at the same time Parent mails its tender offer materials concerning the Offer.

     ACCORDINGLY, THE COMPANY'S BOARD UNANIMOUSLY RECOMMENDS THAT COMPANY STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     A copy of a letter to the Company's stockholders communicating the Board's recommendation is filed herewith as Exhibit 4 and is incorporated herein by reference. A copy of the letter to the Company's option holders communicating the Board's recommendation is filed herewith as Exhibit 5 and is incorporated herein by reference.

  Reasons for the Recommendation.

     In reaching its conclusions and the recommendations described above, the Board considered a number of factors in addition to those described, including, among other things, the following:

          (i) the financial and other terms and conditions of the Offer, the Merger and the Merger Agreement, including the fact that the Offer is subject to a minimum tender and other conditions and the Board's assessment of the probability that such conditions would be satisfied;

          (ii) the historical and prospective business of the Company, including, among other things, (a) the Company's current financial condition and the immediate need for, and potential sources of, financing,
     (b) the Company's recent financial performance, long-term strategic plan and prospects for the future, (c) recent developments in the Company's industry segment, including increasing consolidation and the perceived need for economies of scale and (d) the view of management with respect to the foregoing;

          (iii) the fact that the Company has not been able to arrange alternative financing or consummate a strategic alliance on a timely basis or on terms satisfactory to the Board;

          (iv) the belief of the Board that, in view of the substantial efforts by the Company to contact other parties about a potential transaction with the Company, it was unlikely that a party potentially interested in submitting a proposal to acquire the Company and who was financially able to do so had not been afforded the opportunity to do so;

          (v) the recommendation of the Company's management that the Offer, the Merger and the Merger Agreement be approved;

          (vi) a comparison of the consideration to be paid to the holder of the Series E Preferred Stock and the holders of the Shares and the fact that the consideration to be received by the Company's common stockholders pursuant to the Offer and the Merger represents a significant premium over the average trading price for the Shares during recent periods prior to August 5, 1999, the date on which the Merger Agreement was executed, and the potential that a price of $1.16 per share of common stock would otherwise be achieved in the near future under the circumstances;

          (vii) the premium to be received by the Company's stockholders in the Offer compared to the range of premiums paid over market price in announced mergers and acquisitions of companies in similar lines of business to the Company;

          (viii) a review of the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity and the probability of obtaining adequate financing on a timely basis), the range of possible values to the Company's stockholders of such alternatives and the likelihood of accomplishing those alternatives;

          (ix) the written opinion of H&Q, dated August 5, 1999 (the "H&Q Opinion"), that the consideration to be received by the holders of common stock of the Company in connection with the proposed Merger is fair, from a financial point of view, to such stockholders. A copy of the H&Q Opinion is filed as Exhibit 6 hereto and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by H&Q; and

          (x) the fact that, if the Company receives a Superior Proposal, the Company would have some flexibility to consider the Superior Proposal under the circumstances described in the Merger Agreement, provided that failure to do so would be reasonably determined to constitute a breach of the Board's fiduciary obligations to the stockholders of the Company, recognizing that the Company would be required to pay Parent a termination fee of $237,000 under certain circumstances (see "The Merger
     Agreement -- Termination of the Merger Agreement" in Item 3 above).

     The foregoing discussion of the information and factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company Board may have given different weights to different factors.

     THE FULL TEXT OF THE H&Q OPINION IS ATTACHED AS EXHIBIT 6 HERETO. STOCKHOLDERS ARE URGED TO AND SHOULD READ SUCH OPINION IN ITS ENTIRETY. SUCH OPINION WAS PRESENTED FOR THE INFORMATION OF THE COMPANY BOARD IN CONNECTION WITH ITS CONSIDERATION OF THE MERGER AGREEMENT AND IS DIRECTED ONLY TO THE FAIRNESS (FROM A FINANCIAL POINT OF VIEW) OF THE CONSIDERATION TO BE RECEIVED PURSUANT TO THE MERGER AGREEMENT, BY HOLDERS OF SHARES IN THE OFFER AND THE MERGER TAKEN AS A UNITARY TRANSACTION.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The Hambrecht & Quist LLC Engagement.

     The Company has retained H&Q to act as financial advisor to the Company with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement, dated December 8, 1998, between the Company and H&Q, the Company agreed to pay H&Q (i) a non-refundable retainer of $25,000 upon signing of the letter agreement, and (ii) a fee of $750,000 upon consummation of the Merger. The Company has agreed to reimburse H&Q for its reasonable out-of-pocket expenses. The Company has also agreed to indemnify H&Q and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under federal securities laws.

     In the past, H&Q and its affiliates have provided investment banking services to the Company and received customary compensation for the rendering of such services. In the ordinary course of business, H&Q and its affiliates have traded securities of the Company for their own accounts and, accordingly, may at any time hold a long or short position in such securities.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders of the Company with respect to the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     Other than as described in the next paragraph, there have been no transactions in Shares of the Company that were effected during the past 60 days by the Company, or, or to the best knowledge of the Company, any executive officer, director, affiliate or subsidiary of the Company.

     (a) and (b). The Offeror has entered into the Series E Purchase Agreement with the holder of the Series E Preferred Stock. Under the Series E Purchase Agreement, the holder of the Series E Preferred Stock, an affiliate of the Company, has agreed to sell, and the Offeror has agreed to purchase, immediately upon consummation of the Offer, all of the Series E Preferred Stock beneficially owned by it, representing approximately 31% of the Fully Diluted Shares on an as-converted basis at the currently scheduled Expiration Date, for an aggregate purchase price of $2,200,000. The obligation of the holder of the Series E Preferred Stock to sell, and the obligation of the Offeror to purchase, the Series E Preferred Stock under the Series E Purchase Agreement, are subject to the Offeror having accepted Shares for payment under the Offer in accordance with the Merger Agreement. The Series E Preferred Stock will be convertible at the option of the holder, subject to certain conditions, into approximately 2,634,493 Shares.

     During the second quarter of fiscal 1999, the Company redeemed approximately $3.8 million of the Series E Preferred Stock, including accrued dividends, at a 5% premium. Total cash paid to redeem this Series E Preferred Stock was approximately $4.0 million.

     To the knowledge of the Company, each of the Company's directors and executive officers currently intend to tender all Shares over which they have sole dispositive power into the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) AND (b). As described under Item 3 above, the Company has agreed in the Merger Agreement not to engage in certain activities in connection with any proposal to engage in a business combination with, or acquire an interest in or assets of, the Company. See "The Merger Agreement -- Acquisition Proposals" in
Item 3 above.

     Except in accordance with the exercise of fiduciary duties as advised by counsel as described under Item 3 hereof, the Company does not presently intend to solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal. See "The Merger Agreement -- Acquisition Proposals" in Item 3 above.

     Except as described herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits are filed herewith:

Exhibit 1: Agreement and Plan of Merger, dated as of August 5, 1999, among Purdue Pharma L.P., Purdue Acquisition Corporation and
              CoCensys, Inc.(1)
Exhibit 2: Series E Purchase Agreement, dated as of August 12, 1999, between Offeror and the holder of Series E Preferred.(2)
Exhibit 3:    Press Release, dated August 6, 1999, issued by CoCensys,
              Inc.
Exhibit 4:    Letter to Stockholders of CoCensys, Inc., dated August 12,
              1999.(3)
Exhibit 5:    Letter to Option Holders of CoCensys, Inc., dated August 12,
              1999.(4)
Exhibit 6:    Opinion, dated August 5, 1999, of Hambrecht & Quist LLC.(3)

---------------
(1) Incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1 of Parent and Offeror, filed with the SEC on August 12, 1999.

(2) Incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1 of Parent and Offeror, filed with the SEC on August 12, 1999.

(3) Included in copies of Schedule 14D-9 mailed to stockholders and option holders.

(4) Included in copies of Schedule 14D-9 mailed to option holders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          CoCensys, Inc.

                                          By: /s/ F. Richard Nichol, Ph.D.
                                            Name: F. Richard Nichol, Ph.D.
                                              Title:  Chairman, President and
                                                      Chief Executive Officer

Dated: August 12, 1999

                                 EXHIBIT INDEX

Exhibit 1: Agreement and Plan of Merger, dated as of August 5, 1999, among Purdue Pharma L.P., Purdue Acquisition Corporation and
              CoCensys, Inc.(1)
Exhibit 2: Series E Purchase Agreement, dated as of August 12, 1999, between Offeror and the holder of Series E Preferred.(2)
Exhibit 3:    Press Release, dated August 6, 1999, issued by CoCensys,
              Inc.
Exhibit 4:    Letter to Stockholders of CoCensys, Inc., dated August 12,
              1999.(3)
Exhibit 5:    Letter to Option Holders of CoCensys, Inc., dated August 12,
              1999.(4)
Exhibit 6:    Opinion, dated August 5, 1999, of Hambrecht & Quist LLC.(3)

---------------
(1) Incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1 of Parent and Offeror, filed with the SEC on August 12, 1999.

(2) Incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1 of Parent and Offeror, filed with the SEC on August 12, 1999.

(3) Included in copies of Schedule 14D-9 mailed to stockholders and option holders.

(4) Included in copies of Schedule 14D-9 mailed to option holders.